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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65943

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/05 (MM/DD/YY) AND ENDING 01/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PREMIER SECURITIES OF AMERICA, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4600 COLONY POINT
(No. and Street)

SUWANEE (City) GA (State) 30024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN G. EARLY 404-892-3384 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Metro Group, LLC
(Name – *if individual, state last, first, middle name*)

2300 Henderson Mill Rd, Suite 412 Atlanta, GA 30345
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED APR 5 2006 WASH. D.C. 160

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BD

OATH OR AFFIRMATION

I, STEVEN G. EARLY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PREMIER SECURITIES OF AMERICA, INC, as of JANUARY 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A - NONE

Signature

CEO

Title

Notary Public

J. Lauren Kitchens, Notary Public, Fulton County, My Commission Expires

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

OF

PREMIER SECURITIES OF AMERICA, INC.

FOR THE YEARS ENDED

JANUARY 31. 2006 AND 2005

SEE ACCOMPANYING AUDITORS' REPPORT

TABLE OF CONTENTS

METRO GROUP, LLC
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Premier Securities of America, Inc.

We have audited the accompanying balance sheets of Premier Financial Securities of America, Inc., for the years ended January 31, 2006 and 2005, along with the related statements of income and retained earnings, and cash flows with supplemental schedule for the years then ended in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects the financial position of Premier Securities of America, Inc., as of January 31, 2006 and 2005, and the results of operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States of America.

Metro Group, LLC

March 29, 2006

2300 Henderson Mill Rd. • Suite 412 • Atlanta, GA 30345 • Phone: 678-382-0444 • Fax: 678-382-0446

PREMIER SECURITIES OF AMERICA, INC.
Balance Sheet
January 31, 2006 and 2005

ASSETS

		2006		2005
CURRENT ASSETS				
Cash	$	106,054	$	122,753
Accounts receivable		122,324		
Other receiveables		29,171		28,226
Prepaid expenses		15,778		17,466
Total Current Assets		273,327		168,445
FIXED ASSETS				
Furniture and office equipment		51,725		51,725
Accumulated depreciation		(34,682)		(26,738)
Total fixed assets		17,043		24,987
OTHER ASETS				
Deferred taxes		-		3,427
Total other assets		-		3,427
TOTAL	$	290,370	$	196,859

LIABILITIES AND STOCKHOLDERS' EQUITY

		2006		2005
CURRENT LIABILITIES				
Accounts payable	$	98,142	$	10,889
Accured expenses		-		32,892
Total Current Liabilities		98,142		43,781
OTHER CURRENT LIABILITIES				
Deferred taxes		5,440		-
Total Other Current Liabilities		5,440		-
LONG-TERM LIABILITIES				
Notes payable-net of current portion		45,333		45,000
Total Liabilities		148,915		88,781
STOCKHOLDERS' EQUITY				
Captial stock		150,725		150,725
Retained earnings		(9,270)		(42,647)
Total stockholders' equity		141,455		108,078
TOTAL	$	290,370	$	196,859

See accompanying notes and auditors' report

PREMIER SECURITIES OF AMERICA, INC.

Statement of Income and Retained Earnings for the years ended January 31, 2006 and 2005

	2006	2005
REVENUE	$ 832,017	$ 575,532
OPERATING EXPENSES	786,167	570,886
INCOME/(LOSS) FROM OPERATIONS	45,850	4,646
OTHER INCOME/(EXPENSES)		
Interest expense	(4,621)	(36)
Interest income	1,015	131
Total Other Income/(Expense)	(3,606)	95
NET INCOME BEFORE TAXES	42,244	4,741
PROVISION FOR INCOME TAXES	8,867	(3,427)
NET INCOME/(LOSS) AFTER TAXES	33,377	8,168
RETAINED EARNINGS, BEGINNING	(42,647)	(50,815)
RETAINED EARNINGS, ENDING	$ (9,270)	$ (42,647)

See accompanying auditors' report

PREMIER SECURITIES OF AMERICA, INC.

Statement of Cash Flows for the years ended January 31, 2006 and 2005

	2006	2005
NET INCOME	$ 33,377	$ 8,169
CASH FLOWS FROM OPERATING ACTIVITIES		
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	7,944	23,719
(Increase) decrease in accounts receivable	(122,324)	3,059
(Increase) decrease in prepaid expenses	1,688	(12,944)
(Increase) decrease in other receivables	(945)	(28,228)
Increase (decrease) in accounts payable	87,253	5,789
Increase (decrease) in deferred taxes	8,867	(3,427)
Increase (decrease) in accrued expenses	(32,892)	27,128
Net cash provided by (used in) Operating Activities	(17,032)	23,265
CASH FLOWS FROM FINANCING ACTIVITIES		
Purchase of common stock		25,000
Net borrowings (payments) on notes payable	333	45,000
Net cash provided by (used in) Financing Activities	333	70,000
NET INCREASE (DECREASE) IN CASH	(16,699)	93,265
CASH-BEGINNING OF YEAR	122,753	29,488
CASH-END OF YEAR	$ 106,054	$ 122,753

See accompanying auditors' report

PREMIER SECURITIES OF AMERICA, INC.

Schedule of Operating Expenses for the years ended January 31, 2006 and 2005

		2006		2005
Commissions expense		601,322	$	363,729
Payroll expenses		66,476		74,458
Professional services		41,730		36,891
Rent expense		36,000		38,000
Licenses & permits		18,768		13,087
Depreciation		7,944		23,719
Travel & entertainment		4,986		1,361
Webmail expense		4,847		1,011
Office supplies		2,041		1,546
Bank service charges		1,373		820
Postage & delivery		490		1,767
Telephone and utilities		130		676
Professional development		60		1,909
Equipment rental				360
Insurance				3,899
Printing & reproduction				767
Recruiting				3,257
Taxes-other		-		3,628
	$	786,167	$	570,885

See accompanying auditors' report

PREMIER SECURITIES OF AMERICA, INC.

NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED JANUARY 31, 2006 AND 2005

NOTE A-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Premier Securities of America, Inc., (PSA), is a Georgia Corporation, formed in February 2003. PSA is involved in the sale of variable life insurance policies, annuities and mutual funds through a network of registered agents. PSA is registered with the Secretary of State of Georgia, Department of Securities, pursuant to the Investment Advisors Act of 1940.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents, if any, include all highly liquid investments purchased with an original maturity of three months or less.

Trade accounts receivable

Trade accounts receivable is recorded net of an allowance for expected losses. The allowance is estimated from historical performance and projections of trends.

Other accounts receivable

Other accounts receivable consist of related party transactions between the Corporation and David C. Carroll, an officer and director, of PSA. The balance at January 31, 2006 and 2005 were $29,171 and $28,226 respectively.

Prepaid expenses

Prepaid expenses consist of the following:

January 31,	2006	2005
Deposits	$ 51	$ 1,952
Intercompany	15,687	12,668
Licensing	40	2,846
	$ 15,778	$ 17,466

Property & equipment

Equipment and office furniture are depreciated on a straight-line basis over the estimated useful life of the asset of 5-7 years. Equipment and office furniture are stated at cost, net of accumulated depreciation.

January 31,	2006	2005
Equipment	$ 9,700	$ 9,700
Furniture	42,025	42,025
Sub-total	51,725	51,725
Accumulated depreciation	34,682	26,738
Total	$ 27,043	$ 24,987

Taxes on Income

Income tax expense is as follows:

Year ended January 31,	2006	2005
Current:		
Federal:	$ 359	-
State:	143	-
Total current:	502	-
Deferred:		
Federal:	4,056	(2,448)
State:	1,623	(979)
	5,679	(3,427)
	$ 6,181	$ (3,427)

The temporary differences that created deferred tax assets and liabilities, included in current assets and other liabilities are detailed as follows:

Year ended January 31,	2006	2005
Deferred tax assets:		
Depreciation:	$ -	$ 5,247
NOL carryforward	-	(8,674)
Total deferred assets:	-	(3,427)
Deferred tax liabilities:		
Depreciation	5,679	-
	$ 5,679	$ (3,427)

Related party transactions

The Corporation obtains legal and non-audit accounting services from Steven G, Early, P.C., a Georgia professional corporation, which is owned by Steven G. Early, who is an officer and director of PSA. The fees paid for these services for the years ended January 31, 2006 and 2005 were $36,000 and $28,700 respectively.

The Corporation has been authorized by its board of directors to enter into loan agreements with its shareholders. The Corporation has a subordinated note payable with The Consortium Grop, LLC, its sole shareholder, at an annual rate of 8% through March 31, 2007 increasing to 10% on April 1, 2006 through March 31, 2007.

Supplemental Disclosure of Cash Flow information

Interest expense	$ 4,621

METRO GROUP, LLC
CERTIFIED PUBLIC ACCOUNTANTS

March 29, 2006

COMMUNICATION OF INTERNAL CONTROL MATTERS

To the Board of Directors
Premier Securities of America, Inc.
4600 Colony Point
Suwanee, GA 30024

In planning and performing our audit of the financial statements of Premier Securities of America, Inc., for the year ended January 31, 2006, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. However, we did not note any matters involving the internal control structure and its operation that we consider reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant definciecies in the design or operation of the internal control structure that, in our judgement, could adversely affect the Company's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defnied above.

Metro Group, LLC

2300 Henderson Mill Rd. • Suite 412 • Atlanta, GA 30345 • Phone: 678-382-0444 • Fax: 678-382-0446

METRO GROUP, LLC
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Premier Securities of America, Inc.

We have examined the net capital calculation that was submitted as part of the FOCUS Report dated January 31, 2006 and have found that immaterial differences exist between that report and the accompanying calculation. These differences relate solely to adjustments in depreciation expense and the deferred tax assets and deferred tax liabilities. As such, we affirm that your calculation was materially correct.

Metro Group LLC

March 29, 2006

2300 Henderson Mill Rd. • Suite 412 • Atlanta, GA 30345 • Phone: 678-382-0444 • Fax: 678-382-0446

PREMIER SECURITIES OF AMERICA, INC.
NET CAPITAL CALCULATION

TOTAL ASSETS	290,370
TOTAL LIABILITIES	148,915
NET WORTH	141,455
SUBORDINATED LOANS	45,000
ADJUSTMENTS	-
ADJUSTED NET WORTH	186,455
NON-ALLOWABLE ASSETS	115,707
TENTATIVE NET CAPITAL	70,748
HAIRCUTS	-
NET CAPITAL	70,748
MINIMUM CAPITAL REQUIRED	5,000
EXCESS NET CAPITAL	65,748

TOTAL AGGREGATE INDEBTEDNESS	98,475
AI/NC RATIOS	1.50

NON-ALLOWABLE ASSETS	
NON-ALLOWABLE COMMISSIONS RECEIVABLE OVER 60 DAYS	53,715
NON-ALLOWABLE COMMISSION RECEIVABLE 12 MOS	
COMMISSION ADVANCES TO REG REPS	
LICENSING FEE RECEIVABLE GA SOS	
BANK ERROR RECEIVABLE	
CRD DEPOSITS	
DEPOSITS, PREPAID EXPENSES	51
RR ADVANCES LICENSING	40
EMPLOYEE ADVANCES	29,171
INTERCOMPANY RECEIVABLE-NET OF IC PAYABLE	15,687
FURNITURE, FIXTURES AND EQUIPMENT	51,725
ACCUMULATED DEPRECIATION-F&F	(34,682)
TOTAL NAA	115,707

AGGREGATE INDEBTEDNESS	
COMMISSIONS PAYABLE TO REPS	77,985
E&O WITHHOLDING PAYABLE	9,979
CRD FEES PAYABLE FOR LICENSING	(100)
ACCOUNTS PAYABLE	10,611
DEFERRED UNEARNED COMMISSION INCOME	
INTERCOMPANY PAYABLE	
PAYABLE TO OFFICERS	-
TOTAL AI	98,475

HAIRCUTS	
UNEARNED COMMISSION INCOME-NON-CURRENT DEFERRED	
HAIRCUT PERCENT	1.00
HAIRCUT DEFERRED COMMISSION INCOME-NON-CURRENT	-

NON-ALLOWABLE ASSETS (OFFSET BY RELATED LIABILITIES)	
COMMISSIONS RECEIVABLE 60 DAYS TO 365 DAYS	100,317
LESS COMMISSIONS PAYABLE IN 60 TO 365 DAYS	46,603
NON-ALLOWABLE COMMISSIONS RECEIVABLE IN 12 MONTHS	53,714